December 16, 2024

VIA EDGAR CORRESPONDENCE

Mr. Brian Szilagyi

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: ProShares (the "Trust") (811-21114)

Dear Mr. Szilagyi,

We are writing to respond to the comments that you communicated to us by telephone on September 30, 2024, in connection with the SEC Staff's periodic review of the Trust's Form N-CSR filings for the fiscal year ended May 31, 2024, pursuant to the Sarbanes-Oxley Act of 2002, as amended.

For ease of reference, the Staff's comments have been restated before our responses.

1.Comment: For each of the Funds, BETE, BETH, BITO, EETH, BITI, SETH, it appears that more than 25% of the value of the Fund's total assets is invested in the securities of one issuer. Please describe the process that each Fund uses to determine if the Fund is in compliance with IRS diversification rules regarding qualifications as a RIC for tax purposes 851(b)(3)(B) and if the Fund is in compliance as of May 31, 2024.

Response: As disclosed in each Fund’s registration statement, because each Fund intends to qualify for treatment as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended, each Fund intends to invest no more than 25% of the Fund’s total assets in the subsidiary at each quarter end of the Fund’s tax year. Each Fund’s tax year-end is October 31st. Consequently, May 31, 2024, was not a tax quarter-end.

2.Comment: Regarding the Form N-CEN, the report of the independent registered public accounting firm was attached as an exhibit and referenced an “Appendix A.” However, the Staff has been unable to locate an “Appendix A” in the filing. Please file an amended N-CEN to include “Appendix A.”

Response: The Trust agrees that Appendix A was erroneously omitted from the Form N-CEN when filed. The Trust will amend the Form N-CEN.

3.Comment: Please explain how the presentation of professional fees for Hedge Replication ETF became negative and how negative amounts on the statement of operations are appropriate. Please include any relevant accounting guidance to support the presentation. Please explain how negative amounts are in compliance with Reg S-X 4-01(c).

Response: The professional fees for Hedge Replication were accrued during the 2023 Fiscal Year and reversed in the 2024 Fiscal Year resulting in a negative expense presentation on the Statement of Operations. The negative amount was placed in parenthesis to clearly distinguish the negative attribute as required by Reg S-X 4-01(c).

4.Comment: Given the amount of reclaims receivable for the Funds MSCI EAFE Dividend Growers ETF (EFAD) and the MSCI Europe Dividend Growers ETF (EUDV), please explain which country or countries these receivables relate to and how each Fund monitors the collectability of those receivables.

Response: Both EFAD and EUDV have tax treaty reclaims from Switzerland representing approximately 60% of each fund’s outstanding reclaims. The Swiss Tax Authority initially rejected the claims, and the Funds re-submitted the claims with updated documentation. The Funds believe these amounts to be collectable. The second largest country, for both funds, is Germany representing approximately 20% of each fund's total outstanding reclaims. All required claim forms have been submitted. The remaining 20% of outstanding reclaims on both funds are from Belgium, Denmark, and France. The Funds write off any reclaims when the related statutes of limitation expire, or information becomes known indicating un-collectability.

5.Comment: Regarding the Form N-CEN, please confirm whether the responses to Item (C)(3)(b)(iii) in Form N-CEN are entered as a percentage or a decimal. It is the Staff's preference that these responses to Item (C)(3)(b)(iii) be entered as a percentage similar to instruction G of Form N-PORT.

Response: The Registrant confirms these are entered as a percentage.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 297-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/Kristen Freeman Kristen Freeman
Senior Director, Counsel ProShare Advisors LLC